SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Western Uranium & Vanadium Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95985D100

(CUSIP Number)

George Edwin Lee Glasier

31161 Highway 90, PO Box 825

Nucla, Colorado 81424

(970) 864-2125

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 95985D100

1	NAMES OF REPORTING PERSONS George Edwin Lee Glasier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,319,203
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,319,203
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,319,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The name of the issuer is Western Uranium & Vanadium Corp., an Ontario corporation (“Issuer”), which has its principal executive offices at 330 Bay Street, Suite 1400, Toronto, Ontario, Canada, M5H 2S8. This statement relates to the Issuer’s class of common shares without par value (“Common Shares”).

Item 2.	Identity and Background.

(a):	The reporting person is George Edwin Lee Glasier.

(b):	The reporting person’s address is 31161 Highway 90, PO Box 825, Nucla, Colorado 81424.

(c):	The reporting person serves as the President and Chief Executive Officer and a Director of the Issuer, whose address is disclosed in Item 1.

(d):	During the last five years the reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Not applicable.

(f)	The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person did not give any separate consideration for the Issuer’s grant of stock options to him on February 9, 2022.

Item 4.	Purpose of Transaction.

On February 9, 2022, the Issuer granted 200,000 stock options to the reporting person. The options have an exercise price of CAD$1.76 (or approximately $1.39 in U.S. dollars based on the Bank of Canada exchange rate on that date), and each option is exercisable to acquire one Common Share for a five-year term commencing on the applicable vesting date. The options vest in three equal installments beginning on the date of grant and thereafter on April 1, 2022, and July 1, 2022.

As of the date hereof, and except as otherwise disclosed herein, the reporting person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this statement, the reporting person beneficially owned a total of 5,319,203 Common Shares, which is 12.6% of the Issuer’s class of Common Shares, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. As of February 9, 2022, the Issuer had a total of 41,568,697 Common Shares outstanding. The Common Shares beneficially owned by the reporting person includes 4,810,869 outstanding Common Shares and 508,334 Common Shares underlying stock options that are currently exercisable or that can be exercised within the next 60 days. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the a number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of shares actually outstanding.

(b)	The reporting person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by him.

(c)	Not applicable.

(d)	No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

/s/ George Glasier
George Glasier

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